Exhibit Q
NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT
(Whole Life, Extra Ordinary Life & Single Premium Life)
Description of Issuance, Transfer and Redemption Procedures for Variable Life Insurance Contracts Pursuant to Rule 6e-2(b)(12)(ii).
INTRODUCTION
1.    Rule 6e-2(b)(12) under the Investment Company Act provides exemption from Sections 22(d), 22(e) and 27(c)(1) of the Act and Rule 22c-1 thereunder for variable life insurance policies which meet the conditions of the Rule. (Rule 6e-2 has not been amended to reflect the addition of Section 27(i)).
2.    Rule 6c-3 provides exemptions for a registered variable life insurance separate account which registers under Section 8 of the Act, except for exemption from the registration requirements, “under the same terms and conditions as a separate account claiming exemption under Rule 6e-2.” Therefore a separate account that registers as contemplated by Rule 6c-3 may be required to include the materials referred to in Rule 6e-2(b)(12)(ii) as an exhibit to its registration statement filed under the Act. The purpose of this memorandum is to fulfill this requirement with respect to the variable life insurance policies (“Policies”) previously offered in connection with Northwestern Mutual Variable Life Account (“Separate Account”), a separate investment account of The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”).
3.   Assets held in the Separate Account consist entirely of interest in shares of various series (each a “Portfolio,” together the “Portfolios”) of the Northwestern Mutual Series Fund, Inc., the Russell Investment Funds (including series comprising the Russell Life Points® Variable Target Portfolio Series), the Fidelity® VIP Mid Cap Portfolio and Fidelity® VIP Contrafund® Portfolio, each a series of Fidelity Variable Insurance Products III and Fidelity Variable Insurance Products II, respectively, the Neuberger Berman Advisers Management Trust Socially Responsive Portfolio, and the Credit Suisse Trust – Commodity Return Strategy Portfolio, as well as any interest in shares of any other fund Northwestern Mutual may make available from time to time (collectively, the “Funds”). Shares of each series are valued daily as of the close of trading on the NYSE.
The defined terms used herein are the same as the defined terms in the Policies or prospectus, unless otherwise defined herein..
RULE 6e-2(b)(12)(ii)
4.   Rule 6e-2(b)(12)(ii) provides exemptions from the sections and rule cited above to the extent “necessary for compliance with . . . Rule 6e-2 or with insurance laws and regulations and established administrative procedures of the life insurer with respect to issuance, transfer and redemption procedures for variable life insurance contracts funded by the separate account including, but not limited to, premium rate structure and premium processing, insurance underwriting standards, and the particular benefit afforded by the contract. . . .” The Rule thus recognizes that the established procedures of the insurance company itself, founded on the requirements of state insurance law, have a principal role in defining the requirements which apply for variable life insurance offered by the same company.

ISSUANCE PROCEDURES
A.  Premium Rate Structure and Insurance Underwriting Standards
5.   Premiums for the Policies, like premiums for Northwestern Mutual’s established series of conventional, fixed-benefit life insurance policies, will depend on the age, sex and insurance risk classification of the proposed insured, as well as the amount of insurance being purchased. Thus the price of the insurance will differ, reflecting established insurance procedures and state law, in order to fairly take into account the differences in risks. The premiums for a Policy will be set forth in the Policy itself. Premiums for Policies at illustrative ages and amounts are included in the prospectus. The prospectus illustrations, like those in the prospectuses for variable life insurance policies offered by Northwestern Mutual's competitors, are based on premium rates for standard risks.
6.   The premiums for the Policies are based on the 1980 Commissioners Standard Ordinary Mortality Table, notwithstanding the reference to the 1958 Commissioners Standard Ordinary Mortality Table in the definition of “sales load” in Rule 6e-2(c)(4). The cost of insurance is lower under the 1980 CSO Table reflecting improvements in longevity since the earlier table was developed. Northwestern Mutual has filed other policies for other product lines based on the 1980 CSO Table with the Commissioner of Insurance of Wisconsin, Northwestern Mutual's domiciliary state. The Wisconsin Commissioner has taken the position that an insurance company which updates one product line to the new table must thereafter use the 1980 CSO Table for all subsequent filings. Accordingly, Northwestern is required by state law to use the 1980 CSO Table for determining premiums for the Policies.
7.   As a mutual life insurance company organized in Wisconsin, Northwestern Mutual is also required to offer its insurance contracts as participating policies which share equitably in Northwestern Mutual's divisible surplus. The Policies accordingly have been designed on a participating basis and may pay dividends. Dividends provide the mechanism whereby the insurance company's policyholders share in the company's experience. Since the pricing assumptions which underlie life insurance policies are quite conservative, actual experience as it emerges tends to be significantly more favorable than what was assumed. Part of the dividends paid under Northwestern Mutual's fixed benefit policies arises from investment rates of return which are greater than the assumed rates of 2% to 5.5% on the policies presently outstanding. This investment aspect of dividends does not relate to the Policies because the design of a variable life insurance policy provides a direct mechanism for reflection of investment results. The other factors for dividends, including the dividends for fixed benefit policies, are the mortality and expense results. While these provide part of the dividend amounts for fixed benefit policies, they will be the entire source of the dividends paid on the Policies.
8.   Notwithstanding the documented differences between male and female mortality rates, a 1983 decision of the U.S. Supreme Court1 has created legal liability issues for employers who purchase, or are otherwise involved in the purchase of, insurance products which are priced so as to reflect these differences. The Policies will accordingly be offered on a unisex pricing basis for use as required in such situations.
B.  Procedures for Placing a Policy in Effect
9.   Northwestern Mutual no longer issues the Policy.
C.  Premium Processing for Existing Policies
10.   The Policies are structured as annual premium contracts, even though semiannual, quarterly and monthly premium frequencies will be available. The net annual premium, after the deductions described in the prospectus, will be placed in the Separate Account on the Policy anniversary each year. The Policy anniversary will be the anniversary of the Policy Date. The Death Benefit will be adjusted to reflect investment experience on the Policy anniversary and only on the Policy anniversary, so long as the Policy remains in force on a premium-paying basis. The amount of any dividend will be paid annually as of the Policy anniversary, and applied to purchase additional variable life insurance on that date, unless a Policy Owner has elected to use the dividend in one of the other ways permitted by the Policy.
11.   Because the net annual premium is placed in the Separate Account on each Policy anniversary, regardless of the premium frequency elected and regardless of the timeliness of premium payments, so long as the Policy does not lapse, the actual date on which a premium is received will not affect the Policy's investment experience. Northwestern Mutual will transfer the net annual premium amount from its General Account to the Separate Account on each Policy anniversary. Receipt of a premium by Northwestern Mutual represents a transaction between a Policy Owner and the General Account.
12.   Transactions between the Separate Account and the General Account will be effected as of the dates determined in accordance with the terms of the Policies, but the transactions will not in all cases be physically processed on those dates. For example, as described below, the death of an insured will mark the date on which the Policy ceases to participate in the Separate Account, with interest being paid on Policy proceeds from that date until the Policy is settled, but several days may elapse before Northwestern Mutual receives notification. Because of the timing discrepancies the total assets of the Separate Account will not always exactly match the sum of the interests in the Separate Account represented by all of the Policies outstanding. An accounting routine has been established to reconcile these amounts at least once each year, as of December 31, and the amount of assets in the Separate Account will be adjusted as required.
13.   Premiums paid more frequently than annually are increased to reflect (1) the additional administrative costs of processing more premiums and (2) the time value of money at 12% interest. In some instances Northwestern Mutual may hold Premium amounts under established procedures if transaction instructions are not in good order in order to ascertain Policy Owner instructions or process the transaction in good order, which may include Modified Endowment Contract (MEC) review. “Policy Owner” may include an authorized representative of a Policy Owner, if allowable under applicable law.
14.   Northwestern Mutual will monitor Policies and will attempt to notify a Policy Owner on a timely basis if their Policy is in jeopardy of becoming a MEC under the Internal Revenue Code. Depending on the instructions received, excess Premium may be reversed from the Policy and returned with interest within 60 days after the end of the Policy year in which they are paid. Excess payments the Policy Owner wants applied are applied to the Policy when instructions are received in good order. “Policy Owner” may include an authorized representative of a Policy Owner, if allowable under applicable law.
TRANSFER PROCEDURES
A.  Transfers
15.   The Separate Account currently consists of 40 Divisions. All assets of each Division are invested in shares of the corresponding Portfolio. A Policy Owner may direct that accumulated amounts under the Policy be transferred from one Division to another, provided accumulated amounts remain in no more than six Divisions at any one time. Where allowed by state law, the Policy reserves the right to charge an administrative fee for transfers. The amount of the fee will not exceed the corresponding expenses. No fee is presently contemplated. Transfer requests must be in whole percentages and in amounts greater than or equal to 1% of Invested Assets. When a transfer is made from any Division, the resulting allocation of Invested Assets must be in whole percentages in all Divisions that have any Invested Assets as a result of the transfer. Transfers received by Northwestern Mutual at its Home Office in good order before the close of trading on the NYSE will receive same-day pricing. Transfers received by Northwestern Mutual at its Home Office in good order on or after the close of trading will be priced on the next regular trading day. If the effective date does not match the date the transfer instructions are due to be forwarded to the Home Office according to our procedures, the Home Office will contact the appropriate Field Supervision to resolve any discrepancies.

B.  Short Term and Excessive Trading
16.   To deter short term and excessive trading, Northwestern Mutual has adopted and implemented policies and procedures which are designed to control abusive trading practices and seeks to apply these policies and procedures uniformly to all Policy Owners except to the extent we are prevented from doing so under applicable state or federal law or regulation.. Any exceptions must be either expressly permitted by these policies and procedures or subject to an approval process described in them.
Among the steps Northwestern Mutual has taken to reduce the frequency and effect of these practices are monitoring trading activity and imposing trading restrictions, including (with certain exceptions as identified in the prospectus) the prohibition of more than twelve transfers (or multiple transfers on the same effective date) among Divisions under a single Policy during a Policy year. Further, a Policy Owner who is identified as having made a transfer in and out of the same Division (“round trip transfer”) in an amount in excess of $10,000 fourteen calendar days will be restricted from making additional transfers if a total of three round trips are made within that same policy year or two round trip transfers are made within any subsequent year. The restriction will last until the next Policy Anniversary and the Policy Owner will be sent a letter informing him or her of the restriction. A Policy Owner who is identified as having made one or more round trip transfers within thirty calendar days aggregating more than one percent (1%) of the total assets of the Portfolio underlying a Division, excluding the Government Money Market Division and the Divisions corresponding to the Portfolios of the Russell Investment Fund LifePoints® Variable Target Portfolio Series, will be restricted from making additional transfers if a total of two round trips are made within that same Policy Year or one round trip transfer is made within any subsequent year. The restriction will last until the next Policy Anniversary and the investor will be sent a letter informing him or her of the restriction. Unless Northwestern Mutual believes a Policy Owner’s trading behavior is problematic, these limitations do not apply to automatic asset transfers, scheduled or systematic transactions involving portfolio rebalancing, dollar cost averaging, and interest sweeps, or to initial allocations, the use of asset allocation models or changes in future allocations. Once a Policy is restricted, Northwestern Mutual allows one additional transfer into the Government Money Market Division until the next Policy Anniversary Date. Limitations may be modified in accordance with our procedures to modify some of these limitations to allow for transfers that would not count against the total transfer limit as necessary to alleviate potential hardships to Policy Owners, such as transfers required as a result of a fund substitution, liquidation or merger.
These policies and procedures may change from time to time in Northwestern Mutual’s sole discretion without notice; provided, however, Policy Owners will be given advance, written notice if the policies and procedures were revised to accommodate market timing. Additionally, the Funds may have their own policies and procedures described in their prospectuses that are designed to limit or restrict frequent trading. Such policies and procedures may provide for the imposition of a redemption fee and may require Northwestern Mutual to provide transaction information to the Fund.
Northwestern Mutual intends to monitor events and the effectiveness of its policies and procedures in order to identify whether instances of potentially abusive trading practices are occurring. However, Northwestern Mutual may not be able to identify all instances of abusive trading practices, nor completely eliminate the possibility of such activities, and there may be technological limitations on its ability to impose restrictions on the trading practices of Policy Owners.
REDEMPTION PROCEDURES
A.  Surrender for Cash Value
17.   A Policy Owner may surrender a Policy for its cash value at any time upon request during the lifetime of the Insured. Northwestern Mutual will determine the cash value for a surrender request on the same day it receives the request if the request is received at the Home Office in good order before the close of trading on the

NYSE. Cash values for surrender requests received by Northwestern Mutual at its Home Office in good order on or after the close of trading will be determined on the next regular trading day.
18.   Northwestern Mutual will generally pay surrender proceeds within seven days of receipt of a Policy Owner’s written request, except under the circumstances described below in the “Deferral of Determination and Payment” section. At the election of a Policy Owner and in lieu of direct payment, surrender proceeds may be paid under a payment plan. The Policies set forth the terms and limitations for each plan, defines the persons who are entitled to make the selections and receive benefits, and refers to procedural rules.
19.   When a surrender of a Policy is effected, Northwestern Mutual will pay the cash value out of the assets held in the General Account. An amount equal to the Invested Assets will be transferred from the Separate Account to the General Account as of the effective date of the surrender.
B.  Payment of Death Benefit
20.   Northwestern Mutual will pay the Death Benefit to the beneficiary or other payee in accordance with the terms of the Policy following receipt at its Home Office of proof of the death of the insured. The amount of the Death Benefit paid will be determined as of the date of death. Northwestern Mutual may transfer Invested Assets into the Government Money Market division of the Separate Account upon notification of death of the Insured until the Death Benefit is paid in order to minimize breakage. Payment of the Death Benefit is subject to the incontestability provisions of the Policy and any applicable state law requirements. Payment will be made promptly and in any case within seven days after the last of the conditions is met, except under circumstances described below in the “Deferral of Determination and Payment” section.
21.   The Death Benefit for a Policy on any date when premiums have been timely paid will be equal to the sum of (1) the minimum guaranteed face amount of the Policy, (2) any positive variable life insurance amount determined as of the preceding anniversary, (3) any variable benefit paid-up additions purchased with dividends, and (4) the amount of any dividend accumulations and any dividend at death, less (1) the amount of any Policy debt outstanding and (2) in the case of an insured who did not meet standard or select underwriting criteria, an adjustment to take into account the particular risk classification assigned. The Extra Ordinary Life Policy also provides some term insurance during the early Policy Years. The Death Benefit is adjusted to reflect any prepaid premium, or any premium due if the insured dies during the grace period. The death benefit will not be less than the amount of insurance calculated by applying the Policy's cash value (less any dividend accumulations and dividend at death) as a net single premium at the insured's attained age plus any dividend accumulations and dividend at death, less the amount of any Policy debt outstanding.
22.    Northwestern Mutual will pay the Death Benefit for a Policy out of assets held in its General Account. The beneficiary may receive the Death Benefit as a cash settlement either by electing to receive a lump sum or by electing an income plan as described in the prospectus. The amount payable will include interest from the date of death. An amount equal to the interest of the Policy in the Separate Account as of the date of death will be transferred from the Separate Account to the General Account.
C.  Lapse and Reinstatement
23.    The Policy provides a grace period of at least 31 days2 (or for longer periods if required by your state or as described in the prospectus) for payment of any premium not paid when due. If the premium is paid during the grace period, the policy values will not be affected by the delay in paying the premium. If the insured dies during the grace period, the death proceeds will be reduced by the amount of the unpaid premium as described in the description of the death benefit above.
24.    Other than with respect to a single premium Policy, if a premium is not paid within the grace period, the policy will lapse unless a Policy Owner has the automatic premium loan provision in effect and there is sufficient value to pay the premium due where the premium is less than the maximum amount allowable. Northwestern Mutual will process premiums on the same day it receives the payment if the payment is received at the Home Office in good order before the close of trading on the NYSE. Payments received by Northwestern Mutual at its Home Office on or after the close of trading will be determined on the next regular trading day. The lapsed policy will continue in force as fixed benefit extended term insurance in the same amount as was in force just prior to the due date of the unpaid premium and as of the due date, less any Policy debt. The length of the term for this coverage will be determined by applying the amount of cash value, determined as of the last day of the grace period, as a net single premium at the attained age of the insured. If the insured was not in the standard risk classification or better, term insurance will not be available and a reduced amount of paid-up insurance will be provided instead as described in the next paragraph below.
25.    In lieu of fixed benefit extended term insurance a Policy Owner of a lapsed Policy may elect a reduced amount of paid-up insurance. The election must be made within three months after the due date of the first unpaid premium. Either fixed benefit or variable benefit paid-up insurance may be selected, except that variable benefit paid-up insurance is available only if the Policy has a cash value of at least $1,000. The amount of insurance is determined by applying the cash value plus the amount of any Policy loan outstanding as a net single premium, based on the premium table in the Policy, at the attained age of the insured. The Policy loan then remains outstanding.
26.    When a Policy lapses and extended term insurance or fixed benefit paid-up insurance goes into effect, the Policy ceases to have any interest in the Separate Account. An amount equal to the interest of the Policy in the Separate Account, determined as of the last day of the grace period, will be transferred from the Separate Account to the General Account as of the last day of the grace period. All additional benefits such as Waiver of Premium and Additional Purchase benefit will terminate upon policy lapse to paid-up or extended term.
27.    A lapsed Policy may be reinstated within five years after the premium due date. Reinstatement is conditional upon evidence of insurability and payment of the greater of (1) all unpaid premiums plus interest at 6% or (2) 110% of the increase in cash value which results from reinstatement plus unpaid premiums, with interest at 6%, for any optional riders attached to the Policy. Any premium or other payment due, including any applicable interest, will also be required. Northwestern Mutual may waive the requirement to provide satisfactory evidence of insurability if the reinstatement is applied for, and any premium or other payment due is paid, within 90 days after the premium due date and while the insured is alive. If Northwestern Mutual receives a request for reinstatement at the Home Office in good order before the close of trading on the NYSE, the reinstatement will be effective as of the close of trading that day. If the request is received in good order after the close of trading, the request will be effective on the next regular trading day. Investment experience will continue from the effective date of the reinstatement. Northwestern Mutual will calculate the cash amount required upon request. Following reinstatement, the Policy will have the cash value, death benefit and loan value which it would have had if the Policy had not lapsed. The cash amount required to reinstate a Policy will be paid into the General Account and the amount required for the Separate Account reserve will be placed in the Separate Account as of the reinstatement effective date. Any Policy debt outstanding, with interest thereon, must be either repaid or reinstated.
D.   Reinvestment after Surrender
28.   While a Policy Owner has no right to reinvestment after a surrender, Northwestern Mutual may permit such reinvestments in its sole discretion as described in the prospectus. A Policy Owner may make payments in the form of returned surrender proceeds in connection with a request to void a surrender if the request is received by Northwestern Mutual within a reasonable time after the surrender proceeds are mailed. The returned surrender proceeds will be reinvested at the unit value next determined for each Division after our receipt of the reinvestment request in good order at the Home Office, including, among other things, (1) the return of surrender proceeds, (2) satisfactory evidence of insurability, and (3) any Premium Payments due. Proceeds will be applied to the same

Divisions from which the surrender was made. Depending on the underwriting classification of the Insured, Northwestern Mutual may not accept the reinvestment or may accept the reinvestment with different charges and expenses under the Policy. Northwestern Mutual may refuse to process reinvestments where it is not administratively feasible, where the reinvestment would result in your Policy failing to qualify as life insurance for federal tax purposes or for any other valid legal reason.
E.   Exchange for a Fixed-Benefit Policy
29.   Northwestern Mutual currently allows a Policy Owner to exchange its Policy for a life insurance policy that does not vary with the investment experience of the Separate Account for any reason for a certain period of time after the Date of Issue according to our procedures or as required by state law. A Policy Owner may also exchange for a fixed-benefit Policy under certain circumstances if a Fund changes its investment adviser or makes a material change to the investment policies of a Portfolio. A Policy Owner will be given notice of any such change and will have 60 days to make the exchange. There may be a cost associated with the exchange.
F.  Policy Loans and Loan Repayments
30.    The Policies provide that a Policy Owner may borrow from Northwestern Mutual using the Policy as collateral security. The maximum loan value is 90% of the cash value of the Policy. If a Policy loan is already outstanding, these limitations are applied to the amount of cash value which the Policy would have if there were no loan.
31.    The Policy provides that loans will be made upon written request, or, in certain circumstances, by telephone. If Northwestern Mutual receives a request for a loan at the Home Office in good order before the close of trading on the NYSE, the loan will be effective as of the close of trading that day. If the request is received on or after the close of trading, the loan will be effective on the next regular trading day. The date of the loan will be the trading date the request is received. The maximum loan value of the Policy will be determined by reference to computations at the close of business the preceding day after the request for the loan was submitted but before processing took place and interest will accrue on the loan from the effective date of the loan request.
32.    A Policy Owner may elect an automatic premium loan feature whereby the loan value of the Policy will be available to pay any overdue premium. The feature may be elected or revoked at any time by written request.
33.    Interest on a Policy loan accrues and is payable on a daily basis. Billed and unpaid interest is added to the principal. The Policy will terminate if the cash value of the Policy falls to zero, but written notice will be mailed to the Policy Owner at least 31 days before the termination date. The notice will state the amount which must be repaid to keep the Policy in force.
34.    A Policy Owner may choose between two Policy loan interest rates. One is a fixed rate of 8% and the other is a variable rate based on a corporate bond index with an annual adjustment and minimum of 5%. The choice of rates is made on the application form and may be changed as of January 1 any year upon written request.
35.    When a Policy loan is affected, the loan amount is taken from the Divisions of the Separate Account in proportion to the amounts in the Divisions. The amounts withdrawn from the Separate Account are credited with an earnings rate equal to the Policy loan interest rate in effect less an amount for expenses, including taxes. The amount deducted for expenses is disclosed in the prospectus. This earnings rate is in lieu of the investment experience of the Separate Account.
36.    Loan repayments (and accrued interest) may be repaid, in whole or in part, at any time while the Insured is alive. If payment is received without specific instructions, it is applied to any premium due, with any remaining amount being applied to any outstanding loans. Payments in excess of outstanding debt and premiums due will be returned unless such amounts are deemed to be de minimis (currently ten or less days of interest due). Except as described below, if payments are received in good order before the close of trading on the NYSE, Northwestern Mutual will credit payments as of the date received and transfer them from the General Account to the Divisions, in proportion to the amounts in the Divisions as of the same date. If payments are received in good order on or after the close of trading on the NYSE, Northwestern Mutual will credit payments as of the close of the next regular trading session of the NYSE and transfer them from the General Account to the Divisions, in proportion to the amounts in the Divisions, as of the date Northwestern Mutual credits the payment. Policy loan payments received within 34 days after the loan interest billing date will be credited as of the loan interest billing date. Automatic premium loans are effective as of the premium due date unless a loan payment is received between the premium due date and the date the automatic premium loan is made. Automatic premium loan payments received up to 66 days after the loan interest billing date will be credited as of the Policy Anniversary, depending on a Policy Owner’s premium payment schedule.
If there is Policy Debt, payments received at the Home Office will be treated as payments to reduce Policy Debt unless designated otherwise.
G.  Deferral of Determination and Payment
37.   Northwestern Mutual will ordinarily pay Policy benefits within seven days after all required documents are received at its Home Office. However, we may defer determination and payment of benefits if:
•
the NYSE is closed, other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; or
•
the SEC permits, by an order, the postponement of any payment for the protection of a Policy Owner;
•
the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable; or
•
under SEC rules, the Government Money Market Portfolio suspends payments of redemption proceeds in connection with a liquidation of the Portfolio, we will delay the Portfolio’s portion of the payment of any transfer, partial surrender, surrender, or death benefit until the Portfolio is liquidated.
38.    When the Policy is in force as Fixed Paid-Up insurance or extended term insurance, Northwestern Mutual may defer paying the Cash Value for up to six months from the date of surrender. If payment is deferred for 30 days or more, interest will be paid on the Cash Value at an annual effective rate of 4%. Northwestern Mutual may also defer payment of a Policy loan for up to six months.
39.    If a Policy Owner submits a check or draft to our Home Office, Northwestern Mutual has the right to defer payment of the Death Benefit, surrender, loans, or payment plan proceeds until the check or draft has been honored.
40.    To the extent it is disclosed in the prospectus, Northwestern Mutual may defer payment of the Death Benefit if it legitimately needs time to determine the proper beneficiaries.
41.    If mandated under applicable law, Northwestern Mutual may be required to freeze a Policy Owner’s Policy Value and thereby refuse to pay any requests for transfer, surrender, loans, or the Death Benefit, until instructions are received from the appropriate regulatory or other lawful authority. Northwestern Mutual may also be required to provide additional information about a Policy Owner, a Policy Owner’s Policy, and a Policy Owner’s trading activities to government regulators.
42.    Payments payable under Northwestern Mutual’s state escheatment procedures may be subject to different standards.

[1]
Arizona Governing Committee, Etc. v. Norris, 103 S. Ct. 3492 (1983).
[2]
In administering the Policies Northwestern Mutual intends to use a 66-day period, instead of 31 days, before the lapse routine is implemented. The longer period is used simply to reduce the volume of lapse and reinstatement transactions occasioned by miscalculation when a Policy Owner attempts to pay the overdue premium on the last day of the grace period. The 66-day period is used for Northwestern Mutual's fixed benefit insurance policies and will be administered consistently. When the 66 days have elapsed and the Policy lapses, the values will be computed as though the Policy had lapsed after the grace period of 31 days. Notwithstanding these internal procedures, the Policy is no longer in force upon the expiration of the grace period and the Death Benefit is determined accordingly if the insured dies thereafter regardless of whether the internal procedure have been implemented prior to the date of death.